Puravita Corporation
1441 Ocean Drive
Vero Beach , Florida 32963
Telephone: 772.234.9999

December 31, 2015
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Attn:    Tom Kluck
Legal Branch Chief

Re:      Puravita Corporation
Registration Statement on Form S-1
File No. 333-202520

Dear Mr. Kluck:
After multiple conversations with J. Lewis , and R.Patel , I am submitting this Post effective amendment for Puravita with 3 issues being addressed .

1) Extension of Escrow period  and 18 month reconfirmation period.   No shares have been sold.

2) Change of Escrow Bank to BB&T, original bank "Evolve" no longer provides this service.

3) Updated financials with new Audit firm "Ankit".  Messineo and co has been suspended.

I am grateful for your interaction / availability to discuss and aid to get through this transition.

Happy , healthy and great 2016.

Very truly yours,

/s/ Rory O'Dare
Rory O'Dare, President
Puravita Corporation